FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August  2009

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the Bombay Stock Exchange, dated August 20, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	August 20, 2009	By:	/s/ Shanthi Venkatesan
			Name	:	Shanthi Venkatesan
			Title	:	Assistant General Manager

Item 1

Shanthi Venkatesan Assistant General Manager

August 20, 2009

Mr. Gopalkrishna Iyer
General Manager -- Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Extinguishment of Notes

We wish to inform you that ICICI Bank has repaid USD 300 million of notes that matured on August 18, 2009. The amount has been paid to the trustee and paying agent and the notes are being extinguished.

This is for your information and necessary action.

Yours faithfully,

/s/ Shanthi Venkatesan
Shanthi Venkatesan

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel. (91-22) 2653 1414 Fax (91-22) 2653 1122 Website www.icicibank.com	Regd. Off. : "Landmark" Race Course Circle Vadodara 390 007, India